EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (Form S-3—Registration No. 333-129993) pertaining to the registration of 1,000,000 shares of common stock of The Providence Service Corporation, the Amendment No. 1 to the Registration Statement (Form S-3—Registration No. 333-129518) pertaining to the registration of 1,725,000 shares of common stock of The Providence Service Corporation and the registration statements on Form S-8 (Registration Nos. 333-112586, 333-117974 and 333-127852) of our report dated March 15, 2006, appearing in the Annual Report on Form 10-K relating to our audits of the consolidated financial statements and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting of The Providence Service Corporation as of and for the year ended December 31, 2005.

/s/ McGladrey & Pullen, LLP

Phoenix, Arizona

March 15, 2006